Exhibit 2.2

Description of Securities

The following is a summary of the material terms of our securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). All references to the “Company,” “we,” “us,” “our” and “Entera” refer to Entera Bio Ltd. As of December 31, 2019, our Ordinary Shares, par value NIS 0.0000769 per share (the “Ordinary Shares”), and our warrants, each exercisable for 0.5 Ordinary Share at an exercise price of $5.85 per Ordinary Share (the “IPO Warrants”), are the only type and class of securities of the Company that are registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. We are incorporated as a limited liability company under the laws of the State of Israel.

Type and Class of Securities

Our Ordinary Shares and IPO Warrants are listed on the NASDAQ Capital Market under the symbol “ENTX” and “ENTXW,” respectively. Our authorized share capital consists of 140,010,000 Ordinary Shares. All of our Ordinary Shares have been validly issued, fully paid and are non-assessable. Our fully paid Ordinary Shares are issued in registered form and may be freely transferred under our amended Articles of Association, subject to applicable law. We have issued 1,610,000 IPO Warrants, which represent the rights to purchase an aggregate of up to 805,000 Ordinary Shares. Subject to applicable law, the IPO Warrants may be offered for sale, sold, transferred or assigned without our consent.

For information about our securities not registered under Section 12 of the Exchange Act, see “Item 10.A Share Capital” under our Annual Report on Form 20-F.

Rights of our Ordinary Shares

Dividends and Liquidation Rights

Subject to the rights of holders of shares with preferential or special rights that may be authorized in the future, holders of our ordinary shares are entitled to participate in the payment of dividends pro rata in accordance with the amounts paid-up or credited as paid-up on the par value of such ordinary shares at the time of payment without taking into account any premium paid thereon. In the event of our liquidation, holders of our ordinary shares are entitled to a pro rata share of surplus assets remaining over liabilities, subject to rights conferred on any class of shares which may be issued in the future, in accordance with the amounts paid-up or credited as paid-up on the par value of such ordinary shares, without taking into account any premium paid thereon.

According to the Companies Law, a company may make a distribution of dividends out of its profits on the condition that there is no reasonable concern that the distribution may prevent the company from meeting its existing and expected obligations when they fall due. The Companies Law defines such profit as retained earnings or profits accrued in the last two years, whichever is greater, according to the last reviewed or audited financial statements of the company, provided that the end of the period to which the financial statements relate is not more than six months before the distribution. Declaration of dividends requires a resolution of our Board and does not require shareholder approval.

Under Israeli law, holders of ordinary shares are permitted to freely convert dividends and liquidation distributions into non-Israeli currencies. Such amounts may be subject to Israeli withholding tax and certain reporting obligations may apply. Pursuant to Israeli law, currency control measures may be imposed by governmental action at any time.

Voting Rights

Holders of our ordinary shares are entitled to one vote for each ordinary share on all matters submitted to a vote of shareholders, subject to any special rights of any class of shares that may be authorized in the future. Cumulative voting for the election of directors is not permitted.

Quorum

The quorum required for a meeting of shareholders consists of at least two shareholders, present in person or by proxy, holding at least 25% of our issued shares conferring voting rights. A shareholders’ meeting will be adjourned for lack of a quorum, after half an hour from the time set for such meeting, to the same day in the following week at the same time and place, or any time and place as the board of directors designates in a notice to the shareholders. If at such adjourned meeting a quorum as specified above is not present within half an hour from the time designated for holding the meeting, subject to certain exceptions, any two shareholders present in person or by proxy shall constitute a quorum.

Shareholders’ Meetings and Resolutions

The Chairman of our board of directors is entitled to preside as Chairman of each shareholders’ meeting. If he is absent, his deputy or another person elected by the present shareholders will preside.

A simple majority is sufficient to approve most shareholders’ resolutions, including any amendment to our Articles of Association, unless otherwise required by law or by our Articles of Association. For example, resolutions with respect to certain interested party transactions, or with respect to tender offers may require a special majority.

We are required to hold an annual meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual meeting. All meetings other than the annual meeting of shareholders are referred to as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place as it may determine. In addition, the Companies Law provides that the board of directors of a public company is required to convene a special meeting upon the request of:

• any two directors of the company or one quarter of the board of directors; or

• one or more shareholders holding, in the aggregate: (i) five percent of the outstanding shares of the company and one percent of the voting power in the company; or (ii) five percent of the voting power in the company

The Companies Law enables our board of directors to fix a record date to allow us to determine the shareholders entitled to notice of, or to vote at, any meeting of our shareholders. Under current regulations, the record date may be not more than forty days and not less than four days prior to the date of the meeting and notice is required to be published at least 21 or 35 days prior to the meeting, depending on the items on the agenda. Under the Companies Law and regulations promulgated thereunder, one or more shareholders holding at least 1% of the voting rights at a general meeting of shareholders may request that the board of directors include a matter in the agenda of a general meeting of shareholders to be convened in the future, provided that such matter is appropriate for discussion at the general meeting.

Modification of Shareholders’ Rights

The rights attached to a class of shares may be altered by the approval of the shareholders of such class holding a majority of the voting rights of such class. The provisions in our Articles of Association pertaining to general meetings also apply to any special meeting of a class of shareholders. The quorum required for such special meeting is at least two persons who are the holders of at least 25% of the outstanding shares of that class represented in person or by proxy at such meeting. If such special meeting is adjourned due to a lack of quorum, the quorum required at the subsequent meeting will be at least two persons who are holders of issued shares of that class or their proxies.

Preemptive Rights

Pursuant to our Articles of Association, no preemptive rights are attached to our ordinary shares.

Restrictions on Non-Residents of Israel

The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Rights of our IPO Warrants

Exercisability, Exercise Price and Term

As provided above, each IPO Warrant represents the right to purchase 0.5 of an Ordinary Share. As of December 31, 2019, 1,610,000 IPO Warrants are outstanding.

The IPO Warrants are exercisable at any time up to the five-year anniversary of the original issuance date, the date of our initial public offering, July 2, 2018, and is referred to as the termination date (provided, however, that if such date is not a business day, the termination date will be the immediately following business day), unless earlier repurchased by us as described below under “— Fundamental Transactions” or subject to early expiration as described below under “— Early Expiration upon Satisfaction of Sale Price Condition”; provided, that any single exercise must be in relation to a whole number of Ordinary Shares. A holder will initially be entitled to one Ordinary Share for every two IPO Warrants held and, as a result, will not be able to exercise IPO Warrants other than in integral multiples of two. To exercise IPO Warrants prior to the termination date, within one trading day (as defined in the IPO Warrants) of delivery of an exercise notice to the warrant agent, a IPO Warrant holder must pay to us in cash the exercise price for the aggregate number of Ordinary Shares to be purchased, unless such Warrant holder is utilizing the “cashless” exercise provision of the IPO Warrants, which is only available prior to the termination date if, at the time of exercise, there is no effective registration statement registering with the SEC, or no prospectus contained in an effective registration is available for, the issuance of the underlying Ordinary Shares, or, if required, there is not an effective state law registration or exemption covering the issuance of the Ordinary Shares underlying the Warrants. On the termination date, any Warrants not previously exercised, repurchased by us or subject to early expiration will terminate and expire worthless.

If a IPO Warrant is exercised via the “cashless” exercise provision, following delivery of an exercise notice to us a holder will receive a number of Ordinary Shares equal to the quotient obtained by dividing (i) the difference between (x) the arithmetic average of the volume-weighted average prices, or VWAPs (as determined pursuant to the terms of the Warrants) of the Ordinary Shares over each of the 10 consecutive trading days during the related calculation period (as defined below), and (y) the exercise price of the IPO Warrants multiplied by the number of Ordinary Shares issuable per Warrant by (ii) the 10-day average VWAP determined under clause (i)(x) above. In lieu of fractional shares, we will, at our option, either (A) pay the holder an amount in cash equal to the fractional amount multiplied by the market value of an Ordinary Share or (B) round up to the next whole share. The “calculation period” means the 10 consecutive trading day period beginning on, and including, the trading day immediately following the date on which a IPO Warrant is exercised (or deemed exercised) pursuant to the terms of the IPO Warrants.

A holder will not have the right to exercise any portion of its IPO Warrants if such holder (together with its affiliates, and any other persons acting as a group with the holder or any of its affiliates) would beneficially own in excess of 4.99% of the number of our Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the IPO Warrants. A holder may give not less than 61 days’ prior notice to us to increase such beneficial ownership limit, up to 9.99%. To the extent that the limitation under this paragraph applies, the determination of a whether a IPO Warrant is exercisable, and of which portion of a IPO Warrant is exercisable, will be in the sole discretion of the holder, and the submission of an exercise notice will be deemed to be the holder’s determination of whether a IPO Warrant is exercisable (in relation to other securities owned by the holder together with any affiliates, and any other persons acting as a group with the holder or any of its affiliates) and of which portion of the IPO Warrant is exercisable, in each case subject to the foregoing beneficial ownership restrictions, and we shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises that are not in compliance with the beneficial ownership restrictions. The foregoing beneficial ownership restrictions will not apply to the extent a holder (together with its affiliates, and any other persons acting as a group with the holder or any of its affiliates) beneficially owned in excess of the foregoing beneficial ownership thresholds prior to the date of original issuance of the IPO Warrants.

Failure to Timely Deliver Shares

If we fail to deliver to a holder the Ordinary Shares otherwise deliverable by the second trading day after the receipt of a duly executed notice of exercise and the corresponding exercise price or, in the case of cashless exercise, by the second trading day after the final day of the applicable calculation period, in each case as required by the IPO Warrants (other than any such failure that is solely due to any action or inaction by the holder with respect to such exercise), and if the holder purchases the Ordinary Shares after that second trading day to deliver in satisfaction of a sale by the holder of the underlying IPO Warrant shares that the holder anticipated receiving from us, then, upon the holder’s request, we will (A) pay in cash to the holder the amount, if any, by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Ordinary Shares that we were required to deliver to the holder in connection with the relevant IPO Warrant exercise by (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the holder, either reinstate the portion of the IPO Warrant and equivalent number of IPO Warrant shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the holder the number of Ordinary Shares that would have been issued had we timely complied with our exercise and delivery obligations under the IPO Warrant.

Certain Adjustments

The exercise price and number of Ordinary Shares issuable upon exercise of each IPO Warrant are subject to appropriate adjustment in the event of certain Ordinary Share dividends and distributions, share splits, stock combinations or similar events affecting our Ordinary Shares. The exercise price is subject to reduction if, within two years of the date of original issuance of the IPO Warrants, we sell or grant any IPO Warrant or option to subscribe for or purchase, or otherwise dispose of or issue, any Ordinary Shares or Ordinary Share equivalents (as defined in the IPO Warrants) at effective price of less than the then effective price per share (as adjusted in proportion with any adjustments made from time to time to the exercise price), which reduction will be based on a weighted average taking into account the value of the Ordinary Shares outstanding immediately prior to such new issuance, determined using the exercise price then in effect, and the value of the Ordinary Shares to be issued or sold or deemed issued or sold in such new issuance, determined using the effective price of such new issuance; provided that this sentence shall not apply to certain exempt issuances (as defined in the IPO Warrants). Notwithstanding the foregoing, in no event will the exercise price per share be lower than the nominal value of an Ordinary Share, which is NIS 0.0000769 as of the date of this annual report. From December 2019 to February 2020, we entered into a Private Placement Offering, or the Offering, with a group of accredited investors. As a result of the closing of the Private Placement, the exercise price of the IPO Warrants listed on the Nasdaq has been adjusted pursuant to the terms of the IPO Warrants, and effective as of the final closing of the Private Placement, the exercise price of the IPO Warrants is equal to $5.85.

During such time as the IPO Warrants are outstanding, if we declare or make any dividend or other distribution of our assets,(or rights to acquire our assets), or Distribution, to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin-off, corporate rearrangement, scheme of arrangement or other similar transaction, other than (x) a reclassification as to which the provisions described below under “— Fundamental Transactions” apply or (y) any issuance, deemed issuance or automatic conversion of securities under the 2018 Plan), a IPO Warrant holder shall be entitled to participate to the same extent that the holder would have participated in such Distribution if the holder had held the number of Ordinary Shares acquirable upon complete exercise of its IPO Warrants (without regard to any limitations on exercise thereof, including without limitation, the beneficial ownership restrictions described above under “— Exercisability, Exercise Price and Term”) immediately before the record date for such Distribution (provided, however, to the extent that a holder’s right to participate in any such Distribution would result in the holder exceeding the beneficial ownership restriction, the holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Ordinary Shares as a result of such Distribution to such extent) and the portion of such Distribution will be held in abeyance for the benefit of such holder until the earlier of  (i) such time, if ever, as the delivery to the holder of such position would not result in such holder exceeding the beneficial ownership restriction and (ii) such time as the holder has exercised its IPO Warrants.

Fundamental Transactions

If  (i) we effect any merger or consolidation of the Company with or into another person, (ii) we effect any sale, lease or other disposition of all or substantially all of our assets (other than, for the avoidance of doubt, pursuant to a licensing arrangement so long as, after giving effect to such arrangement, our Ordinary Shares are listed or quoted on a Designated Market (as defined below)), (iii) any purchase offer, tender offer or exchange offer (whether by us or another person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their Ordinary Shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Shares, (iv) we effect any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, or (v) we consummate a stock or share purchase agreement or other business combination with another person or group of persons whereby such other person or group acquires more than 50% of our outstanding Ordinary Shares (each a “Fundamental Transaction”), then following such Fundamental Transaction, the holders of the IPO Warrants will be entitled to receive upon exercise thereof the kind and amount of securities, cash or other property that the holders would have received had they exercised the IPO Warrants immediately prior to such event. Any successor to us or surviving entity is required to assume the obligations under the IPO Warrants. Notwithstanding the foregoing, in the event of a Fundamental Transaction (other than any Fundamental Transaction that is (x) not within our control, including not approved by our board of directors, or (y) a Specified Fundamental Transaction (as defined below), in each case, as to which the right described in this sentence shall not apply), the holders will have the option, which may be exercised within 30 days after the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), to require us or the successor entity to purchase the IPO Warrants from holders by paying to them an amount of cash equal to the Black Scholes value (determined in accordance with the provisions of the IPO Warrants) of the remaining unexercised portion of the IPO Warrants on the date of the consummation of the Fundamental Transaction; provided that if the Fundamental Transaction is not within our control, including not approved by our board of directors, within 30 days of the date of consummation of such Fundamental Transaction, a holder will be entitled to receive from us or any successor entity the same type or form of consideration (and in the same proportion), at the Black Scholes value of the unexercised portion of the IPO Warrants, that is being offered and paid to holders of our Ordinary Shares in connection with the Fundamental Transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of our Ordinary Shares are given the choice to receive from among alternative forms of consideration in connection with the Fundamental Transaction.

A “Specified Fundamental Transaction” means a Fundamental Transaction (I) described in clause (i) of the definition thereof where, immediately after giving effect thereto (x) the holders of all of our classes of common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions as such ownership immediately prior to such transaction, or (y) we will be the surviving entity, or (II) a transaction for which at least 90% of the consideration received or to be received by holders of Ordinary Shares, excluding cash payments for fractional shares and cash payments pursuant to dissenters’ or appraisal rights, in connection with such Fundamental Transaction consists of Ordinary Shares, common shares or American depository shares that are listed or quoted on any of the NYSE American, the Nasdaq, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any of their respective successors) (each, a “Designated Market”) or will be so listed or quoted when issued or exchange in connection with such Fundamental Transaction.

Early Expiration upon Satisfaction of Sale Price Condition. We may accelerate the expiration date of the IPO Warrants upon written notice to the holders at any time, if the last reported sale price (as defined in the IPO Warrants) exceeds $24.00 per share, which is 300% of the initial public offering price per unit (as adjusted in proportion with any adjustments made from time to time to the exercise price) for a 10 consecutive trading day period. Any IPO Warrants not exercised by 5:00 p.m., New York City time, on the 30th calendar day following the date the acceleration notice is given will terminate and expire worthless.

Transferability. Subject to applicable laws, the IPO Warrants may be offered for sale, sold, transferred or assigned without our consent.

Rights as a Shareholder. Except as otherwise provided in the IPO Warrants or by virtue of such holder’s ownership of our Ordinary Shares, the holder of a IPO Warrant does not have the rights or privileges of a holder of our Ordinary Shares, including any voting rights, until the holder exercises the IPO Warrant and delivers the corresponding executed exercise notice and exercise price, if any.

Governing Law. The IPO Warrants are governed by, and construed and enforced in accordance with, the laws of the State of New York. Matters involving the rights of shareholders, the issuance of Ordinary Shares and the validity of Ordinary Shares are governed by the laws of Israel.